UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FEG DIRECTIONAL ACCESS FUND LLC
(formerly known as FEG EQUITY ACCESS FUND LLC)
(Name of Subject Company (Issuer))

FEG DIRECTIONAL ACCESS FUND LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ryan Wheeler
FEG Directional Access Fund LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202
(888) 268-0333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
(215) 988-2700

September 27, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $8,000,000(a)	Amount of Filing Fee: $916.80(b)

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

[X]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $916.80

Form or Registration No.:  SC TO-I

Filing Party:  FEG Directional Access Fund LLC

Date Filed:  September 27, 2012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 27, 2012 by FEG Directional Access Fund LLC (the "Fund", formerly known as FEG Equity Access Fund LLC) in connection with an offer (the "Offer") by the Fund to purchase limited liability company interests ("Interests") in the Fund in an aggregate amount up to $8,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 27, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Interests in the Fund ("Members") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on October 26, 2012.

2.   As of October 26, 2012, two (2) Members validly tendered Interests and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Interests tendered pursuant to the Offer was calculated as of December 31, 2012 in the amount of $4,812,963.

4.   The payment of the purchase price of the Interests or portions of Interests tendered was made to each Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer.  One (1) Member, whose tender was accepted for purchase by the Fund, did not tender its entire Interest in the Fund; therefore, pursuant to the promissory note issued to the Member, the Fund paid the tendering Member 100% of the unaudited net asset value of the portion of the Interest tendered by the Member and purchased by the Fund as of December 31, 2012.  Cash payment in the amount of the unaudited net asset value of the portion of the Interest tendered was wired to the account designated by such tendering Member in its Letter of Transmittal on January 28, 2013.  One (1) Member, whose tender was accepted for purchase by the Fund, tendered its entire Interest in the Fund; therefore, pursuant to the promissory note issued to the Member, the Fund paid the tendering Member 90% of the Member’s unaudited net asset value of the Interest tendered (the "Initial Payment"). The Fund will pay the tendering Member a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of December 31, 2012 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable within 30 days after the completion of the Fund's next annual audit.  The Fund expects that the audit will be completed by the end of May 2013.  An Initial Payment in the amount of 90% of the tendering Member's unaudited net asset value of the Interest tendered was wired to the account designated by such tendering Member in its Letter of Transmittal on January 28, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG DIRECTIONAL ACCESS FUND LLC

By:	/s/ Christopher M. Meyer
Name: Christopher M. Meyer
Title: President

April 19, 2013